Woodside Petroleum Ltd.

Mia Yellagonga, 11 Mount Street

Perth, Western Australia 6000 Australia

March 29, 2022

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Woodside Petroleum Ltd.

Amendment No. 2 to Draft Registration Statement on Form F-4

Submitted March 8, 2022

CIK No. 0000844551

Ladies and Gentlemen:

Set forth below are the responses of Woodside Petroleum Ltd. (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 23, 2022, with respect to Amendment No. 2 to Draft Registration Statement on Form F-4, CIK No. 0000844551, submitted on a non-public basis to the Commission on March 8, 2022 (the “Draft Registration Statement”). In connection with this letter, we are submitting today on a non-public basis via EDGAR Amendment No. 3 to the Draft Registration Statement (“DRS Amendment No. 3”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to DRS Amendment No. 3 unless otherwise specified.

Amendment No. 2 to Draft Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statement of Cash Flows, page 127

1.

We note in response to prior comment nine, you have provided revised schedules at page 128 to support BHP Petroleum’s historical profit and loss results for the twelve months ended December 31, 2021. Please provide similar footnote disclosure to support the amounts derived for BHP Petroleum for the twelve months ended December 31, 2021 in your pro forma condensed combined statement of cash flows.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that we have included the requested footnote disclosure on page 132 of DRS Amendment No. 3 to support the amounts derived for BHP Petroleum for the twelve months ended December 31, 2021 in the pro forma condensed combined statement of cash flows.

Securities and Exchange Commission

March 29, 2022

2.

We note there is no transaction adjustment related to the impairment losses line item in your pro forma condensed combined statement of cash flows. Please explain why you referenced footnote 3(m) to this line item or revise accordingly.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that the footnote was referenced in error. We have revised the Draft Registration Statement to remove the erroneously referenced footnote. Please see page 130 of DRS Amendment No. 3.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 4 Unaudited Pro Forma Supplemental Oil and Natural Gas Reserves Information, page 137

3.

Expand the disclosure relating to the tabular reconciliation of the changes in total proved developed and undeveloped reserves to include an explanation for the line items that represent a significant change so that the change in net reserves between periods is fully explained, e.g. the change relating to extensions/discoveries that occurred in the year ended December 31, 2021 for both Woodside and BHP Petroleum. This comment also applies to the comparable disclosure relating to the “Merged Group Reserves” beginning on page 218. Refer to FASB ASC 932-235-50-5.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that we have revised the disclosure relating to the reconciliation of the changes in total proved developed and undeveloped reserves on pages 145, 146, 222 and 223 of DRS Amendment No. 3 to include an explanation for the line items that represent a significant change.

Business and Certain Information About Woodside

Reserves and Resources

Woodside Petroleum Reserves

2021 Proved Undeveloped Reserves, page 178

4.

You disclose that 58.6 MMBoe of Woodside’s proved undeveloped reserves as of December 31, 2020 were converted to proved developed during 2021. Expand your disclosure to include the dollar amount of capital incurred to convert these reserves. Refer to Item 1203(c) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that we have revised the disclosure on page 182 of DRS Amendment No. 3 to include the dollar amount of capital incurred during 2021 to convert the 58.6 MMBoe proved undeveloped reserves to proved developed reserves.

Securities and Exchange Commission

March 29, 2022

Audited Consolidated Financial Statements of Woodside Petroleum Ltd.

Supplementary Oil and Gas Information—Unaudited

Results of operations from oil and gas producing activities, page F-82

5.

We note you present a negative result for the 2021 year in your table of results of operations from oil and gas producing activities at page F-82, however the sum of the amounts appear to indicate a positive result. Please advise or revise.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that the negative result was presented in error. We have revised the Draft Registration Statement to change the negative result of operations from oil and gas producing activities for 2021 to a positive result. Please see page F-82 of DRS Amendment No. 3.

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Securities and Exchange Commission

March 29, 2022

Please direct any questions that you have with respect to the foregoing or, if any additional supplemental information is required by the Staff, to Scott Rubinsky of Vinson & Elkins L.L.P. at (713) 758-3287.

Very truly yours,

WOODSIDE PETROLEUM LTD.

By:	/s/ Meg O’Neill
Name:	Meg O’Neill
Title:	Chief Executive Officer

Enclosures

cc:	Scott Rubinsky, Vinson & Elkins L.L.P.

Robert Kimball, Vinson & Elkins L.L.P.